WATERS EDGE WINERIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

(AUDITED)



CASHUK, WISEMAN, GOLDBERG, BIRNBAUM, & SALEM, LLP
Certified Public Accountants

2851 Camino Del Rio South | Suite 410 | San Diego, CA 92108-3808 | P (619) 563-0145 | F (619) 563-9584 | www.cwgcpa.com

WATERS EDGE WINERIES, INC.
TABLE OF CONTENTS
December 31, 2023 and 2022

CWGB&S
CPAs

Certified Public Accountants
Telephone (619) 563-0145
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CWGB&S CPAs
Certified Public Accountants
CalCPA
OFFICE MANAGER
Tanya Davis

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Waters Edge Wineries, Inc.

Opinion

We have audited the accompanying financial statements of Waters Edge Wineries, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters Edge Wineries, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Waters Edge Wineries, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Waters Edge Wineries, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

2851 Camino Del Rio South | Suite 410 | San Diego, CA 92108-3808 | P (619) 563-0145 | F (619) 563-9584 | www.cwgcpa.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Waters Edge Wineries, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Waters Edge Wineries, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cashuk, Wiseman, Goldberg, Birnbaum & Salem, LLP

CASHUK, WISEMAN, GOLDBERG, BIRNBAUM AND SALEM, LLP

San Diego, California
February 15, 2024

WATERS EDGE WINERIES, INC.
BALANCE SHEETS
December 31, 2023 and 2022

<u>ASSETS</u>

	2023	2022
CURRENT ASSETS		
Cash and Cash Equivalents (Note A)	$ 475,829	$ 655,443
Accounts Receivable (Note A)	3,141	15,222
Due From Related Entity (Note F)	128,657	17,754
Employees Advance	3,300	33,500
TOTAL CURRENT ASSETS	610,927	721,919
PROPERTY AND EQUIPMENT		
Property and Equipment, net of accumulated depreciation of $53,891 and $78,157 in 2023 and 2022 (Notes A & C)	175,027	245,324
OTHER ASSETS		
Note Receivable (Note J & L)	200,000	-
TOTAL ASSETS	**$ 985,954**	**$ 967,243**

The accompanying notes are an integral part of these financial statements.



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WATERS EDGE WINERIES, INC.
BALANCE SHEETS
December 31, 2023 and 2022

LIABILITIES AND STOCKHOLDER'S EQUITY

	2023	2022
CURRENT LIABILITIES		
Accrued Expenses	$ 34,718	$ 41,092
Due To Stockholder (Note F)	-	2,485
Income Tax Payable (Note B)	3,213	8,858
Franchise Deposits	-	22,000
Current Portion of Long-Term Debt (Note H)	22,615	38,089
TOTAL CURRENT LIABILITIES	60,546	112,524
LONG-TERM LIABILITIES		
Long-Term Debt, net of current portion (Note H)	522,265	563,060
TOTAL LONG TERM LIABILITIES	522,265	563,060
TOTAL LIABILITIES	582,811	675,584
STOCKHOLDER'S EQUITY		
Common Stock - 20,000 Shares Authorized, 200 Issued and Outstanding	200	200
Additional Paid in Capital	2,582	-
Retained Earnings (Accumulated Deficit)	400,361	291,459
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	403,143	291,659
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 985,954	$ 967,243

The accompanying notes are an integral part of these financial statements.

4



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WATERS EDGE WINERIES, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2023 and 2022

	2023	2022
REVENUES		
Franchise Royalties and Fees (Note A)	$ 616,302	$ 512,834
Franchise Sales (Notes A)	72,000	90,000
TOTAL REVENUES	688,302	602,834
COST OF GOODS SOLD	102,048	282,574
GROSS PROFIT	586,254	320,260
EXPENSES		
Advertising (Note A)	44,430	137,101
Bad Debt (Note A)	20,639	919
Depreciation	30,302	37,503
General & Administrative	150,911	274,496
Insurance	33,411	35,095
Interest	27,487	46,961
Professional Fees-Legal	1,085	86,179
Professional Fees-Others	42,721	65,011
Personnel Expenses	228,555	212,002
Leases (Notes A & D)	20,048	14,194
TOTAL EXPENSES	599,589	909,461
INCOME (LOSS) FROM OPERATION	(13,335)	(589,201)
OTHER INCOME (EXPENSES)		
Gain Contingency-PPP Loan Forgiveness	-	8,318
Interest Income	4,384	3,189
Settlement Income (Note J)	128,505	1,276,518
Gain (Loss) From Disposal of Fixed Assets	(8,994)	-
NET OTHER INCOME (EXPENSES)	123,895	1,288,025
INCOME (LOSS) BEFORE TAXES	110,560	698,824
Income Tax Expense (Note B)	1,658	10,458
NET INCOME	$ 108,902	$ 688,366

The accompanying notes are an integral part of these financial statements.

5



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WATERS EDGE WINERIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2023 and 2022

	Common Stock				Additional Paid In Capital		Retained Earnings (Accumulated Deficit)		Total
	Shares		Amount						
Beginning Balance, January 1, 2022	200	$	200		356,140	$	(396,907)	$	(40,567)
Contributions	-		-		-		-		-
Distributions	-		-		(356,140)		-		(356,140)
Net Income (Loss)	-		-		-		688,366		688,366
Ending Balance, December 31, 2022	200	$	200	$	-	$	291,459	$	291,659
Contributions	-		-		2,582		-		2,582
Distributions	-		-		-		-		-
Net Income (Loss)	-		-		-		108,902		108,902
Ending Balance, December 31, 2023	**200**	**$**	**200**	**$**	**2,582**	**$**	**400,361**	**$**	**403,143**

The accompanying notes are an integral part of these financial statements.

6

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WATERS EDGE WINERIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 108,902	$ 688,366
Adjustments to Reconcile Net Income to Net Cash		
Provided(Used) by Operating Activities:		
Depreciation	30,302	37,503
Gain From Disposal of Fixed Assets	8,994	-
Cash Provided(Used) by Changes in		
Operating Assets and Liabilities:		
Accounts Receivable	12,081	194,969
Franchise Deposits	(22,000)	2,000
Due from Related Party	(110,903)	100,966
Accrued Expenses	(6,373)	1,869
Employee Advances	30,200	(28,409)
Due from Stockholder	(2,485)	2,485
Note Receivable	(200,000)	-
Note Payable-Current Portion	(15,474)	1,237
Lines of Credit	-	(10,530)
Income Tax Payable	(5,645)	8,858
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(172,401)	999,314
INVESTING ACTIVITIES		
Purchases of Property & Equipment	-	(247,390)
FINANCING ACTIVITIES		
Proceeds (Distributions) from Additional-Paid-in-Capital	2,582	(356,140)
Proceeds from Long-Term Debt	-	62,115
Principal Payments of Long-Term Debt/FA Disposal/Debt Assumption	(9,795)	(13,703)
CASH USED FOR FINANCING ACTIVITIES	(7,213)	(307,728)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(179,614)	444,196
Cash and Cash Equivalents at Beginning of Year	655,443	211,247
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 475,829	$ 655,443
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income Taxes Paid	$ 7,303	$ 1,600
Interest Expense	27,487	46,961

The accompanying notes are an integral part of these financial statements.



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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Waters Edge Wineries, Inc. (the Company) was incorporated under the laws of the State of California on May 15, 2012. The Company has adopted a December 31 calendar year end for reporting requirements.

2. The Company is a franchisor that provides a unique franchise system to franchisees. The Company sells franchise licenses to business owners in certain states. The license provides the franchisee the right to the Company's trademarks, training, processes, software and supply chain to help them operate an independent winery business. The Company collects monthly royalty and support fees from the franchisees.

3. Revenue Recognition-The Company accounts for revenue using the accounting method prescribed under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topics 606, *"Revenue from Contracts with Customers"* which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in the United States of America generally accepted accounting principles. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

   Under the new guidance, the Company determines if the pre-opening activities contain any distinct goods or services. A good or service that is promised to a franchisee is distinct if both of the following criteria are met: (a) the franchisee can benefit from the good or service either on its own or together with other resources that are readily available to the franchisee, and (b) the Company's promise to transfer the good or service to the franchisee is separately identifiable from other promises in the contract. The transaction is then allocated to distinct performance obligations based on standard selling prices.

   In January 2021, FASB issued Accounting Standards Update No. 2021-02, *"Franchisor-Revenue from Contracts with Customers"*, creating a practical expedient that simplifies the identification of performance obligations for private company franchisors for certain pre-opening services. The Company made the election to use this practical expedient to recognize the pre-opening services as a single performance obligation.

   Pre-opening services are defined as follows:

   a. Assistance in the selection of a site
   b. Assistance in obtaining facilities and preparing the facilities for their intended use, including related financing, architectural, and lease negotiation
   c. Training of the franchisee's personnel or the franchisee
   d. Preparation and distribution of manuals and similar materials concerning operations, administration, and record keeping.

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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CON'T:

Revenue Recognition-Con't

    e.   Bookkeeping, information technology, and advisory services, including setting u the franchisee's records and advising the franchisee about income, real estate, and other taxes or about regulations affecting the franchisee's business

    f.   Inspection, testing, and other quality control programs

As provided by the practical expedient, pre-opening services provided by the Company to a franchisee are accounted for as a single performance obligation, distinct from franchisee license. Accordingly, initial fees allocated to pre-opening services are recognized when those services are performed consistent with current GAAP. There were no deferred revenue

Revenue is recognized when all material services or conditions relating to the sale have been substantially, performed or satisfied by the company (usually upon commencement of franchisee obtaining capacity of earning fees). Fees received before this time are deferred and included in deferred franchise fees. There were no deferred franchise fees as of December 31, 2023 and 2022.

Franchise royalties and support fees are recognized when earned and are stated net of all related franchisee costs. The royalty and support fees are average 5% of the franchisees' gross sales and $350 per month.

4.   Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

5.   Accounts Receivable-consist of fees related to services rendered and sales completed in the current year but were not received as of the balance sheet date. Management determines an allowance for doubtful accounts based on specific identification of uncollectible receivables and historical collection rates. Uncollectible receivables are written off after all attempts at collection are exhausted. Bad debt in the amount of $20,639 was recorded in 2023. Management has determined that receivables of $3,141 at December 31, 2023 are collectible.

6.   Reclassifications-Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

7.   Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CON'T:

8.   Leases-Effective January 1, 2022, the Company adopted the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, "*Leases* (Topic 842)" and all related amendments. The Company elected to apply the practical expedient of forgoing the restatement of comparable periods. Consequently, the 2021 financial statements and disclosures do not reflect the effects of implementing the new lease standard. In addition, the Company elected the practical expedients permitted under transition guidance to not reassess leases entered into prior to adoption. As permitted under ASC 842, the Company made an accounting policy election to exempt leases with an initial term of 12 months or less from balance sheet recognition. Instead, short-term leases are expensed over the lease term with no impact to the balance sheet.

     Under this approach, operating leases are measured and recorded as operating leases as of January 1, 2022 and existing capital leases are carried over at their carrying value and classified as finances leases. The Company's operating lease at December 31, 2023 is a short-term lease and has been elected to be exempt from balance recognition. The Company had no finance leases as of December 31, 2023.

9.   Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At year end, the Company has no uninsured cash balances.

10. Property and Equipment are stated at cost. The straight-line method of depreciation is followed for financial reporting purposes. Depreciation is provided in amounts sufficient to relate the cost of assets to operations over their estimated service lives or the lives of the respective leases, whichever is shorter. As the Company's accounting policy, maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

     Depreciation is provided at rates based on the following estimated useful lives:

Furniture and Equipment	5-7 years
Vehicles	5 years

     For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

11. Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.



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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CON'T:

The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Cash and Cash Equivalents, Accounts Receivable, Other Receivables, Notes Receivables, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

Loan Payable and Long-Term Debt-The fair value of loan payable and long-term debt is estimated based on the present value of cash flows required under the loan and debt, using discounting rate based on interest rates for similar debt instruments. The carrying amounts approximated fair value.

12. Advertising Costs are expensed in the year incurred. The Company incurred $44,430 and $137,101 in advertising expense in the years ended December 31, 2023 and 2022, respectively.

NOTE B-INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income in their individual income tax returns. The State of California imposes a tax of 1 ½% of taxable income or $800, whichever is greater.

Provision for state income tax for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
California	$ $1,658	$ 10,458

The income allocable to each stockholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the stockholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities. Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities. The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none for the years ended December 31, 2023 and 2022. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.



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NOTE C-PROPERTY AND EQUIPMENT:

At December 31, 2023 and 2022, the company had the following property and equipment:

	2023	2022
Furniture and Equipment	$ -	$ 6,982
Vehicle	228,918	316,499
Total Property and Equipment	228,918	323,481
Accumulated Depreciation	(53,891)	(78,157)
Net Property and Equipment	$ 175,027	$ 245,324

NOTE D-LEASES:

The Company leases office facilities on a month-to-month basis. Total rent expense for the year ended December 31, 2023 was $20,048. The office lease is classified as short-term operating based on its terms.

NOTE E- STOCKHOLDER:

Ken Lineberger is the sole stockholder of the company with 200 shares of stock owned for the years ended December 31, 2023 and 2022.

NOTE F-RELATED PARTY TRANSACTIONS:

The Company shares office and employees with a related party, BEKH Cellar. As of December 31, 2023, the Company has a note receivable from BEKH Cellar in the amount of $128,657. This loan is unsecured, non-interest bearing and due on demand.

$2,485 due to stockholder as of 12/31/2022 was paid in 2023.

NOTE G-SUBSEQUENT EVENT:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2024, the date the financial statements were available to be issued. There were no other subsequent events requiring adjustments to and disclosures in the financial statements as of and for the year ended December 31, 2023.

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NOTE H-LONG TERM DEBT:

Long-Term Debts as of December 31, 2023 and 2022 consisted of the following:

	2023	2022
Note Payable to Auto Center. Secured by vehicle, matures in December 2024, monthly payment of $1,274 including interest at 4.74% annually. Vehicle was sold and loan was paid off in 2023.	$ -0-	$ 33,582
Note Payable to Jeep Chrysler. Secured by vehicle, matures in December 2027, monthly payment of $1,241 including interest at 7.24% annually.	51,559	62,115
Unsecured SBA Loan, matures in August 2051, with Interest rate of 3.75%. Monthly payment of $2,496.	493,321	505,452
	544,880	601,149
Less: Current Portion	22,615	38,089
Net Long-Term Debt	$ 522,265	$ 563,060

Maturities of financing obligations are as follows:

Year Ending December 31	Amount
2023	$ 22,615
2024	24,513
2025	25,902
Thereafter	471,850
TOTAL	$ 544,880



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NOTE I-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).

In accordance with FASB ASC Topic 820, the following summarizes the fair value hierarchy:

Level 1 Inputs—Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs—Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs—Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2023 and 2022, there were no assets and liabilities measured at fair value.

NOTE J-CLAIMS AND LITIGATIONS:

On October 26, 2022, the Company filed a federal complaint against on of its franchisee, Wine Vibes, LLC. On September 26, 2023, the parties entered into a settlement agreement and Mutual Release of Claims, requiring Wine Vibes, LLC to pay a sum of $300,000, plus interest at 12% per annum or the highest legal rate, whichever is lower. The settlement amount maybe reduced to $200,000 in 10 yearly installment s of $20,000 (the "Reduced Settlement Amount") if Wine Vibes, LLC complies with the terms and conditions of the settlement agreement and make payments of all installments for the reduced settlement amount.

NOTE K-RETIREMENT PLAN:

The Company does not sponsor any retirement plan for its employees.

NOTE L-NOTE RECEIVABLE:

Note receivable consists of settlement receivable from Wine Vibes, llc, in the amount of $200,000, due in 10 yearly installments, with zero interest (see Note J).



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